SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2006

POINTER TELOCATION LTD.

1 Korazin Street
Givatayim, 53583
Israel

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Pointer Telocation Ltd. Announces Exercise of Warrants To Purchase 616,104
Ordinary Shares of the Company in Consideration for Approximately $2.7
million Investment in the Company

Givatayim, Israel, April 11, 2006 – Pointer Telocation Ltd. (NASDAQ Capital Market: PNTR), a leading provider of Stolen Vehicle Retrieval services in Israel, Argentina and Mexico, and a leading provider of Road Side Assistance and Towing services in Israel, announced that warrant holders of the company have recently exercised warrants to purchase 616,104 Ordinary Shares of the company, par value NIS 3.00 each, at an exercise price per share of $4.4 and an aggregate consideration of $2,710,857.60. Of such warrants exercise DBSI Investments Ltd., the controlling shareholder of the company, exercised warrants to purchase 318,182 ordinary shares of the company in consideration for an exercise price of $1,400,000.

After the exercise of the above mentioned warrants the issued share capital of the company is 3,095,124 ordinary shares, par value NIS 3.00 each. As of the date hereof there are outstanding warrants and options which are exercisable into 954,097, of which 150,173 are currently “in-the-money” at an exercise price per share of $4.4 and the remaining warrants and options to purchase 803,924 ordinary shares of the company are “out-of-the-money”, with exercise prices ranging from $7.5 to $18 per share, with the average exercise price being $16.49.

DBSI Investments Ltd., the controlling shareholder of the company, also announced today the purchase of 192,318 ordinary shares of the company, in a transaction outside the market, at a price per share of $6.7. DBSI Investments Ltd.‘s holdings in the company after the exercise of the warrants, as above detailed, and the purchase of the shares is approximately 39.4% of the issued share capital of the company.

Danny Stern, Chief Executive Officer of the company commented: “The $2.7 million raised provides the company with additional resources and flexibility in executing our growth programs and DBSI’s confidence in Pointer.”

This press release contains forward-looking statements with respect to the business, financial condition and results of operations of Pointer and its affiliates. These forward-looking statements are based on the current expectations of the management of Pointer, only, and are subject to risk and uncertainties relating to changes in technology and market requirements, the company’s concentration on one industry in limited territories, decline in demand for the company’s products and those of its affiliates, inability to timely develop and introduce new technologies, products and applications, and loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of the company to differ materially from those contemplated in such forward-looking statements. Pointer undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. For a more detailed description of the risks and uncertainties affecting the company, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission.

Contact:
Ronen Stein, V.P. and Chief Financial Officer
Tel.; 972-3-572 3111
E-mail: ronens@Pointer.co.il

Yael Nevat, Commitment-IR.com
Tel: 972-3-611 4466
E-mail: yael@commitment-IR.com

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POINTER TELOCATION LTD. BY: /S/ Yossi Ben Shalom —————————————— Yossi Ben Shalom Chairman of the Board of Directors

Date: April 12, 2006